Waller Helms Securities LLC

Financial Statement and
Report of Independent Registered Public Accounting Firm

June 30, 2023

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934

*** PUBLIC DOCUMENT ***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69713

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WALLER HELMS SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 W. WACKER DRIVE, SUITE 500
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT CAMPBELL	(973) 727-7379	robert.campbell@acaglobal,com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEMARCO SCIACCOTTA WILKENS & WILKENS & DUNLEAVY, LLP
(Name – if individual, state last, first, and middle name)

20646 ABBEY WOODS CT. N - SUITE 201	FRANKFORT	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2021	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WALLER HELMS SECURITIES LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, JOHN WALLER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WALLER HELMS SECURITIES LLC _____, as of 6/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY E BURNS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 29, 2026

Signature: _____

Title: _____
CHIEF COMPLIANCE OFFICER

Mary C. Burns
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Waller Helms Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Waller Helms Securities LLC (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Waller Helms Securities LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Waller Helms Securities LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 28, 2023

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

WALLER HELMS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

ASSETS

Cash	$	8,279,026
Accounts receivable - related party		3,239,459
Prepaid expenses		4,802
Total Assets	$	11,523,287

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable - related party	$	85,131
Accrued expenses		54,034
Total Liabilities		139,165
MEMBER'S EQUITY		11,384,122
Total Liabilities and Member's Equity	$	11,523,287

The accompanying notes are an integral part of this statement.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2023

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Waller Helms Securities LLC (the "Company"), a Limited Liability Company and a wholly owned subsidiary of Waller Helms Advisors LLC ("Waller Helms Advisors"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company performs underwriting, financial advisory and investment banking services.

The Company operates under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule as it has no obligations under 17 C.F.R. §240.15c3-3, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies is as follows:

Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition.

Management Estimates and Assumptions. The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowances for Credit Losses. Accounts receivable consists of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of June 30, 2023, the Company had determined an allowance for any potential credit losses was not deemed necessary.

(Continued)

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2023

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Revenue Recognition. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgments. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Initial/Advisory Fees. Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

Fairness Opinion and Valuation Fees. Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

Reimbursed Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as reimbursed expenses.

Costs to Obtain or Fulfill a Contract with a Customer. The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

These assets are presented in the Other Assets line of the Company's Statement of Financial Condition. The Company did not have assets from costs to obtain contracts with customers at June 30, 2023.

Income Taxes. As a wholly-owned subsidiary of Waller Helms Advisors, the Company is not subject to federal income tax, but may be subject to various state and local income taxes.

WALLER HELMS SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENT

JUNE 30, 2023

NOTE 2 – RELATED PARTY TRANSACTIONS

Overhead and Operating Expenses. The Company has entered into an agreement with Waller Helms Advisors, effective February 11, 2016, whereby Waller Helms Advisors may provide certain administrative and support services to the Company and may act as paying agent for the Company in connection with certain of the Company's direct expenses. In accordance with the terms of the agreement, Waller Helms Advisors will provide such services as personnel, facilities, equipment and supplies to the Company as the parties may determine, and the Company will pay Waller Helms Advisors the costs of the services under the agreement.

For the year ended June 30, 2023, Waller Helms Advisors mostly assumed responsibility and paid for certain overhead and operating expenses of the Company. As of June 30, 2023, the Company owed $85,131 to Waller Helms Advisors for various direct expenses not yet reimbursed.

NOTE 3 – INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 4 – CONCENTRATIONS

The Company's revenue stream is transaction based rather than recurring in nature. As a result, the Company will have revenue concentrations year over year.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023, the Company had net capital of $8,139,861 which was $8,130,583 in excess of its required net capital of $9,278. The Company's net capital ratio was 0.0171 to 1.

The Company has commitments from Waller Helms Advisors to fund operating expenses as needed over the next twelve months to satisfy any net capital requirements.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2023 through August 28, 2023, the date of the accompanying financial statement was available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statement.